Spur Ventures Inc.

Interim Consolidated Financial Statements
Three Months Ended June 30, 2005
(Unaudited)

These interim consolidated financial statements and
accompanying notes contained herein have not been reviewed
by the Company’s auditors.

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
Expressed in Canadian dollars as at	2005	2004

ASSETS
Current
Cash and cash equivalents	$11,816,079	$9,484,991
Short-term investments	-	5,510,500
Accounts receivable	234,657	188,415
Inventory	1,244,124	1,125,024
Prepaid expenses	593,189	96,034
Due from YPCC - Note 5	377,994	371,103
	14,266,043	16,776,067

Fixed assets - net	9,623,585	8,438,916
Land use right - net	841,012	482,639
Mineral properties	2,540,116	2,417,338

	$27,270,756	$28,114,960

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,245,471	$1,181,390
Customer deposits	174,097	494,632
Other payable	215,646	228,863
Amount due to Yuanfeng	122,331	44,290
Bank loans - Note 6	3,184,150	3,853,100
	4,941,695	5,802,275

Minority interest	903,954	971,098

SHAREHOLDERS' EQUITY
Capital stock - Note 7
Authorized -
Unlimited number of Common shares without par value
Unlimited number of Preferred shares without par value
Issued -
40,597,662 Common shares (2004: 39,889,328)	28,465,152	27,550,651
Stock options and warrants	3,099,474	2,763,003
Cumulative translation adjustment	(329,479)	(408,187)
Deficit	(9,810,040)	(8,563,880)
	21,425,107	21,341,587

	$27,270,756	$28,114,960

APPROVED BY THE DIRECTORS

signed "Robert G. Atkinson"	signed "Yingbin Ian He"
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Expressed in Canadian dollars	2005	2004	2005	2004

Sales	$2,609,072	$997,789	$4,725,939	$997,789
Cost of sales	2,544,973	876,451	4,315,802	876,451
Gross profit	64,099	121,338	410,137	121,338

Expenses
Consulting fees	20,000	60,962	97,000	165,962
Depreciation and amortization	67,012	18,974	83,988	22,326
Interest	49,602	63,746	110,573	63,746
Office and miscellaneous	99,710	65,138	154,337	74,056
Printing and mailing	37,714	24,672	39,687	28,721
Professional fees	116,452	31,235	139,213	43,729
Rent	35,098	12,035	48,556	20,064
Repairs and maintenance	44,340	-	49,067	-
Selling expenses	90,919	30,386	156,238	30,386
Stock-based compensation expenses	200,668	54,143	428,471	186,377
Transfer agent and filing fees	13,171	36,868	16,454	41,612
Travel, advertising and promotion	126,386	85,511	189,831	93,299
Wages and benefits	170,363	40,938	290,182	40,938
	1,071,435	524,608	1,803,597	811,216

Operating loss	(1,007,336)	(403,270)	(1,393,460)	(689,878)

Other income and expenses
Gain on disposal of marketable securities	-	-	-	2,333
Interest income	3,690	7,844	62,165	21,184
Energy trust income	-	-	-	825
Other income	-	65,595	-	65,595
Foreign exchange gain (loss)	(127)	20,569	(709)	20,648
	3,563	94,008	61,456	110,585

Loss before minority interest	(1,003,773)	(309,262)	(1,332,004)	(579,293)
Minority interest	120,380	9,413	85,844	9,413
Loss for the period	(883,393)	(299,849)	(1,246,160)	(569,880)

Deficit, Beginning of period as previously reported	(8,926,647)	(6,471,588)	(8,563,880)	(4,732,692)
Stock-based compensation expenses - accounting change	-	-	-	(1,468,865)
Deficit, Beginning of period, restated	(8,926,647)	(6,471,588)	(8,563,880)	(6,201,557)

Deficit, End of period	$(9,810,040)	$(6,771,437)	$(9,810,040)	$(6,771,437)

Basic and diluted loss per common share	$(0.02)	$(0.01)	$(0.03)	$(0.02)

Weighted average number of common shares outstanding	40,390,043	29,977,240	40,141,897	29,388,724

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
In Canadian dollars	2005	2004	2005	2004

Cash flows from operating activities
Cash received from customers	$2,619,868	$974,071	$4,658,466	$974,071
Investment income	-	-	-	825
Interest received	281	31,157	123,370	59,968
Other income received	-	65,595	-	65,595
Interest paid	(34,043)	(38,337)	(101,910)	(38,337)
Cash paid to suppliers and employees	(3,284,598)	(1,699,235)	(6,231,056)	(1,837,285)
	(698,492)	(666,749)	(1,551,130)	(775,163)

Cash flows from investing activities
Feasibility study, project development	(51,222)	(24,202)	(117,037)	(33,166)
Purchase of fixed assets	(166,399)	(663,851)	(1,280,765)	(663,851)
Purchase of land use rights	(359,883)	-	(359,883)	-
Redemption of short-term investment	-	-	5,510,500	-
Amount due to Yuanfeng	80,911	-	78,041	-
Amount due from joint venture partner - YMC	-	-	-	(500,000)
Amount due from joint venture partner - YSC	(5,294)	13,959	(6,891)	13,959
Acquisition of YSC, net of cash acquired	-	1,086,279	-	(572,255)
	(501,887)	412,185	3,823,965	(1,755,313)

Cash flows from financing activities
Share subscriptions received, net	822,501	15,446,084	822,501	15,836,084
Repayment of bank loan	-	-	(730,500)	-
Proceeds from disposal of marketable securities	-	-	-	100,833
	822,501	15,446,084	92,001	15,936,917

Effect of exchange rate changes	17,611	(43,248)	(33,748)	(43,248)

Increase (decrease) in cash and cash equivalents	(360,267)	15,148,272	2,331,088	13,363,193

Cash and cash equivalents, beginning of period	12,176,346	3,180,492	9,484,991	4,965,571

Cash and cash equivalents, end of period	$11,816,079	$18,328,764	$11,816,079	$18,328,764

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

1. Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The same accounting policies, as disclosed in the audited financial statements, included in the Company’s latest annual report have been used.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

The unaudited consolidated financial statements include Spur Ventures Inc. (“the Company”), its 72.18% owned joint venture company, Yichang Spur Chemicals Ltd. (“YSC”), since the date of acquisition, its 78.72% owned Joint Venture Company which is awaiting approval of the Chinese authorities, Yichang Maple Leaf Chemicals Ltd. (“YMC”) (Note 2) and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation (“International Phosphate”). All significant inter-company transactions and accounts have been eliminated.

Certain items have been reclassified to conform to the current period presentation. There is no effect on total results of operations or shareholders’ equity.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

2. Mineral Properties

Yichang Phosphate Project

			Spur
	YMC		Ventures Inc.	Total
	RMB	CA$	CA$	CA$
Exploration and development costs
Balance, December 31, 2004	2,125,787	$309,089	$2,108,249	$2,417,338
General and administration	222,107	32,893	-	32,893
Consulting	74,400	11,019	24,000	35,019
Travel	156,797	23,221	-	23,221
Legal and professional	64,352	9,531	-	9,531
Salaries and benefits	110,551	16,373	-	16,373
Translation adjustment	-	5,741	-	5,741
Balance, June 30, 2005	2,753,994	$407,867	$2,132,249	$2,540,116

As of June 30, 2005, YMC has not received the final regulatory approval in China on the changes in terms of the joint venture and thus the Chinese partner had not transferred the land and mineral rights to YMC. Once the land and mineral rights are transferred to YMC, the Company’s interest in YMC will be 78.72%, with the Chinese joint venture partner holding 21.28% .

During the six months ended June 30, 2005, the Company incurred exploration and development costs of $122,778 in relation to the YMC joint venture. As of June 30, 2005, the Company has capitalized exploration and development expenses of $2,540,116 in relation to the YMC joint venture.

3. Fixed Assets

				December 31,
		June 30, 2005		2004
		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Building	$7,202,061	$168,987	$7,033,074	$1,597,625
Construction in progress	259,197	-	259,197	4,435,561
Machinery and equipment	2,455,992	294,808	2,161,184	2,316,359
Motor vehicle	136,562	22,782	113,780	37,558
Office equipment and furniture	75,091	22,057	53,034	45,181
Leasehold improvement	19,898	16,582	3,316	6,632
	$10,148,801	$525,216	$9,623,585	$8,438,916

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

4. Land Use Rights

				December 31,
	June 30, 2005			2004
		Accumulated	Net book	Net book
	Cost	amortization	value	value

Land use rights	$861,391	$20,379	$841,012	$482,639

5. Amount outstanding with minority shareholders

As of June 30, 2005, the Company has the following amounts outstanding with minority shareholders of YSC, Yichang Phosphorous Chemical Industries Group Co. (“YPCC”):

	RMB	CA$

Bank loan for the benefits of YPCC (Note 6)	6,900,000	$1,021,890
Loan from YPCC	(4,475,375)	(662,803)
Net exposure of YSC	2,424,625	359,087
Advance to YPCC and its subsidiaries	127,663	18,907
	2,552,288	$377,994

The company is still in discussion with YPCC and the Agricultural Bank of China regarding the full repayment of the bank loan, RMB6,900,000 ($1,021,890), which was due in December 2004 (Note 6).

6. Bank Loans

Principal Amount		Annual interest
RMB	CA$	rate	Maturity date

11,900,000	$1,762,390	5.84%	October 27, 2005
2,700,000	399,870	5.58%	November 3, 2005
6,900,000	1,021,890	6.588% (Note 5)	December 27, 2004
21,500,000	$3,184,150

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

7. Capital Stock, Warrants and Options

(a) Capital Stock

The following is a summary of capital stock transactions during the six-month period ended June 30, 2005:-

(i) Authorized
     Unlimited common shares without par value
     Unlimited preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(ii) Issued and outstanding

	Number of
	common shares	Amount

Balance, December 31, 2004	39,889,328	$27,550,651
Exercise of options
- cash received	300,000	210,000
- transfer from stock option account	-	92,000
Exercise of warrants
- cash received	408,334	612,501
Balance, June 30, 2005	40,597,662	$28,465,152

100,000 stock options at an exercise price of $0.90 each and 200,000 stock options at an exercise price of $0.60 each were exercised during the six-month period ended June 30, 2005.

(b) Warrants

There was no warrant granted or cancelled during the six-month period ended June 30, 2005. 408,334 warrants at $1.50 each were exercised during the six-month period ended June 30, 2005.

The following table summarizes information about warrants outstanding at June 30, 2005:

Number of warrants	Exercise price	Expiry date

300,000	$1.10	July 15, 2005
5,421,666	1.50	June 23, 2006
5,721,666

Subsequent to June 30, 2005, 300,000 warrants at an exercise price of $1.10 each were exercised.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

7. Capital Stock, Warrants and Options - Continued

(c) Stock Options

The following is a summary of stock option transactions during the six-month period ended June 30, 2005:

		Weighted
		average
	Options	exercise
	outstanding	price

Balance, December 31, 2004	5,535,000	$1.02
Granted	500,000	1.80
Exercised (Note 7(a))	(300,000)	0.70
Balance, June 30, 2005	5,735,000	1.09

On March 3, 2005, the Company granted incentive stock options for 500,000 shares at a price of $1.80 per share exercisable up to March 1, 2010, to a director. 50% of the options become vested on March 1, 2006 and the remaining 50% become vested on March 1, 2007.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

Risk free interest rate	3.64%
Expected life of options in years	2 years
Expected volatility	52%
Dividend per share	$0.00

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

7. Capital Stock, Warrants and Options - Continued

(c) Stock Options - Continued

The following table summarizes information about stock options outstanding at June 30, 2005:

	Option Price
	Exercise
Number of options	price	Expiry Date

50,000	$ 0.90	October 18, 2005
700,000	0.90	June 19, 2006
2,000,000	0.60	May 6, 2008
635,000	1.20	June 19, 2008
1,650,000	1.50	July 23, 2009
200,000	1.50	October 12, 2009
500,000	1.80	March 1, 2010
5,735,000

During the six months ended June 30, 2005, compensation expense of $428,471 was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model with the assumptions disclosed in the annual audited consolidated financial statements and the interim financial statements.

8. Related Party Transactions

During the three-month period ended June 30, 2005, the Company paid consulting fees of $20,000 (2004: $83,462) to a company controlled by a director (2004: five directors). The Company also paid legal fees of $2,996 (2004: $14,637) to an officer.

During the six-month period ended June 30, 2005, the Company paid consulting fees of $59,500 (2004: $180,962) to companies controlled by two directors (2004: five directors). The Company also paid legal fees of $6,741 (2004: $14,637) to an officer.

9. Segmented Information

Management considers developing an integrated fertilizer business including the development of the phosphate project in China to be the Company’s principal activity. All revenues are earned from sales to customers located in China.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

			June 30, 2005

	Canada	China	Consolidated

Current assets	$1,266,703	$12,999,340	$14,266,043
Fixed assets - net	14,947	9,608,638	9,623,585
Land use rights - net	-	841,012	841,012
Mineral properties	-	2,540,116	2,540,116
Total assets	$1,281,650	$25,989,106	$27,270,756

		December 31, 2004

	Canada	China	Consolidated

Current assets	$15,931,184	$844,883	$16,776,067
Fixed assets - net	18,694	8,420,222	8,438,916
Land use rights	-	482,639	482,639
Mineral properties	-	2,417,338	2,417,338
Total assets	$15,949,878	$12,165,082	$28,114,960

10. Commitments, Obligations and Subsequent Events

(a) Acquisition of fertilizer related businesses

The Company has signed a binding agreement on June 29, 2005 to acquire the fertilizer related businesses of Hebei Tianren Chemical Corporation (“Tianren”), a shareholding Chinese company and to merge the management teams and assets of both companies. Under the agreement, the Company will assume bank debt of these businesses of US$ 3.4 million as of the end of the first quarter of 2005. The Company will acquire these businesses in consideration for the issue to Tianren of approximately 15.5 million shares of Spur Ventures Inc

(b) Brokered private placement

The Company closed a brokered private placement of 17,142,858 units for a net proceed of $28 million on July 29, 2005. Each unit has a price of $1.75, and consists of one share and one-half of one warrant to purchase an additional share for a period of two years at $2.00. All shares and warrants have a hold period expiring on November 29, 2005. The brokers will receive a 6% commission. The proceeds will be used to fund the fast tracking of the Company’s development projects in China and for general corporate purposes.